UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

May 7, 2009

To whom it may concern:

Mizuho Securities Co., Ltd.

On the Inauguration of the “New” Mizuho Securities

Shinko Securities Co., Ltd. (President Takashi Kusama) and Mizuho Securities Co., Ltd. (President Keisuke Yokoo) has merged today (May 7, 2009) to form Mizuho Securities Co., Ltd., and embarked on a new chapter in its history.

The “New” Mizuho Securities will focus on early integration of its organizations and human resources to realize synergies from the merger, strengthening product/service offering capabilities, and expanding its client base, while enhancing risk management and cost control to stabilize and strengthen the foundation of the company in a challenging business environment.

(Please refer to the attached material “Business Strategy of Mizuho Securities (Outline)”.)

We would appreciate your kind advice and support for the newly born Mizuho Securities.

<For inquiries on this matter, please contact>

Mizuho Securities Co., Ltd.	Corporate Communications Dept.	Tel.+81-3-5208-2030

MIZUHO
Channel to Discovery

Business Strategy of Mizuho Securities (Outline)

May 7, 2009

Mizuho Securities Co., Ltd.

Business strategy of Mizuho Securities

- Mizuho Securities' (MHSC's) business strategy based on business environment and MHSC's strategic advantages
  - Focus on client-oriented business model
  - Establish a strong business management base resilient to changes in business environment

Business Environment

- Severe economic and market condition will continue for some time
- Regulatory authorities are weighing towards further improvement on risk management capability
- Bank-affiliated securities companies can leverage their strategic advantages

Promotion of Group Collaboration

2 Pillars of MHSC's Business Strategy

Focus on client-oriented business model

Back to basics: "Reliable solution provider for clients"

Establish a strong business management base resilient to changes in business environment

Maximization of Merger Synergy

Strategic Advantages

- Full-line client base (wholesale, middle and retail)
- Strong management base as a Mizuho Financial Group (MHFG)-affiliated securities company
- Outstanding capability for product / service development, and global network

MIZUHO
1
Mizuho Securities

Focus on client-oriented business model (1)

- Effective combination of domestic / overseas business strategies
  - 2-pronged growth strategy
    - Market share increase strategy; domestic, US and EU (i.e., matured) markets
    - New business development strategy; Asia and Middle East (i.e., emerging) markets
  - MHSC will pursue client-oriented businesses in each market

	Domestic	Overseas	
		US and EU	Emerging (Asia & ME)
Our Recognition of each market	Matured		Emerging
Focus to Realize Growth in Profits	Increase market share in each business area		New business development in rapidly growing capital markets
	Focus on cross border transactions through collaboration between MHSC & its overseas subsidiaries		
Strategic Initiatives	• Strengthening of full-line marketing, product, research, and sales capability • Maximization of synergy	• Strengthening of client service and marketing capability • Promotion of localization	• Expansion of networks • Development of business infrastructure
	Collaboration with Mizuho Corporate Bank (MHCB), MHFG group companies and business partners		

MIZUHO 2 Mizuho Securities

Focus on client-oriented business model (2)

- Business segment strategy

Business Segment	Principles	Strategies
Corporate Investment Services & Retail Business	Providing clients with high value-added products / services (Solutions)	• Providing various investment products in accordance with clients' investment purposes and risk tolerance • Providing high value-added investment advice on asset management
Global Investment Banking	Focusing on businesses less dependent on balance sheet	• Strengthening marketing capability on corporate finance transactions by close collaboration with other business segments • Providing high value-added advice and solutions on clients' business / financial strategy
Global Markets & Products	Increasing client order flow	• Increasing client order flow by enhancing research, order execution, and product capability • Pursuing sales & trading business model focusing on client needs

MIZUHO
3
Mizuho Securities

Establish a strong business management base

- Cost-conscious business management
  - Controlling cost at an optimal level based on a view that severe business environment will continue for some time
    - Streamlining overlapping businesses and increasing variable cost ratio
- Strengthening of risk management and internal control capability
  - Stringent management of internal risk limit and risks associated with securitization products, etc.
  - Further strengthening of internal control capability taken into consideration of recent global regulatory requirements
- Efficient capital and balance sheet management
  - Promoting disciplined and efficient capital allocation in response to recent global regulatory trends
  - Improving efficiency of balance sheet management and reducing leverage by focusing on client-oriented businesses

Business Environment
Severe business environment will continue for some time
Cost-conscious business mgmt.
Strengthening of risk mgmt. & internal control capability
Effective capital & B/S mgmt.
Regulatory Trends
Increase of capital charge for trading assets
Requirements for improving quantity / quality of capital, etc.
Early Realization of Merger Synergy
Streamlining overlapping businesses in order to early realize synergy

MIZUHO
4
Mizuho Securities

Maximization of merger synergy and promotion of group collaboration

- Maximization of Synergy
  - Maximizing synergy of the merger in each business area by combining former Shinko's strategic advantages in the middle / retail markets and former MHSC's ones in the wholesale / institutional markets

- Promotion of Group Collaboration
  - Promoting close collaboration with MHCB and Mizuho Financial Group (MHFG) group companies
    - Successful achievement by leveraging the FHC status in the US (capital market business marketing by dual-hatted bankers)

Strategic advantages of former Shinko

- 99 domestic business network
- Strong client base (1.4 million client accounts)
- One of the leading IPO managing underwriters
- Strong track record of participation in numerous IPO deals
- Strong placement power in the middle / retail markets

Synergy

Strategic advantages of former MHSC

- Global network
- Close business relationship with domestic / overseas institutional investors and MHCB's clients
- Strong track record as a managing underwriter in large debt / equity finance deals
- Top-tier presence in underwriting and M&A advisory league tables
- Product / service development and research capability

Close collaboration with MHCB and MHFG group companies

Enhancing product development capability and client services

Increasing MHSC's corporate value

MIZUHO
5
Mizuho Securities

Action plan

- 6 prioritized action plans

①	Immediate integration of organizations and human resources	• Immediate integration of both companies' organizations and human resources so that MHSC can realize merger synergy early
②	Early realization of merger synergy	• Early realization of merger synergy (synergies in both revenue and cost)
③	Strengthening of retail business	• Strengthening of retail business by leveraging full-line business capability
④	Strengthening of equity business	• Strengthening of equity business (increasing market share in the ECM business, and increasing client order flow in the equity secondary business)
⑤	Further collaboration with MHCB & MHFG group companies	• Further collaboration with MHCB and MHFG group companies taken into consideration of the upcoming deregulation of firewall regulation in Japan scheduled in June 2009
⑥	Promotion of global strategy	• Promotion of US full-line securities business strategy and Asian business development strategy

MIZUHO
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Mizuho Securities

Profit target in FY 2011

- Business environment outlook
  - MHSC expects economy to weaken further for some time and turn towards a recovery in the latter half of 2010

- Profit target
  - Ordinary profit JPY 60～75 billion (FY2011, consolidated basis)

Ordinary profit
(Consolidated basis)
JPY 60～75 billion
Consolidated to non-consolidated ratio
about 1.3 times
Domestic
Overseas
FY 2008
FY 2011 Target

MIZUHO
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Mizuho Securities

This material contains forward-looking statements that are based on our current expectations, including estimates and forecasts, and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, and the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations. This statement does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

MIZUHO 8 Mizuho Securities